SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 3, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 3 October 2008
Media release
UBS announces repositioning of its Investment Bank
Business model builds on core strengths and client franchises in the Securities and Advisory businesses, while downsizing or exiting certain businesses; recalibration to the market environment.
Zurich/Basel, 3 October 2008 — UBS today announces the repositioning of its Investment Bank following a detailed review of the strategy by the Chairman and CEO of the Investment Bank, Jerker Johansson, members of the Group Executive Committee and the UBS Board of Directors.
The Investment Bank will reprioritize its business portfolio to preserve its core strengths and client franchises across Equities, IBD and FICC, while downsizing or exiting certain business activities. This will lead to greater efficiencies and a further reduction in the Investment Bank’s headcount and balance sheet.
“The ongoing crisis in the financial markets and dramatically changed industry dynamics require us to recalibrate our business. While the revenue outlook is uncertain, these measures will allow us to focus on our strengths, reduce the cost base to a more sustainable level and position our core businesses for growth once fundamentals improve,” said Jerker Johansson, Chairman and CEO of UBS Investment Bank.
Strategic priorities
As part of the repositioning, UBS Investment Bank will take the following steps:
•	Continue to build on its Equities business by leveraging its strengths in cash distribution, derivatives and prime services, while seeking further efficiency gains.

•	Maintain its leading position in Investment Banking to provide clients with strategic advice and access to the capital markets.

•	Reposition its Fixed Income, Currencies and Commodities (FICC) business around client servicing and facilitation. The Investment Bank will exit Commodities (excluding Precious Metals); substantially downsize Real Estate & Securitization and Proprietary trading; and preserve its core Foreign Exchange, Rates and Credit businesses.
Capacity adjustment
UBS has already taken a number of actions to reduce its balance sheet, implement a new market-based funding model, and reduce risk and headcount. Today’s announcement will lead to further reductions, with the aim of bringing the cost base to a more sustainable level.

Media Relations 3 October 2008 Page 2 of 3
The Investment Bank will reduce net headcount by an additional 2,000, bringing staffing levels to approximately 17,000 by year-end, a reduction of around 6,000 since the peak in third quarter 2007. Reductions will be predominantly targeted to businesses being exited or downsized in order to protect and sustain our core client franchises.
“A right-sized Investment Bank, positioned alongside the world’s premier Wealth Management and leading institutional Asset Management business, will enable UBS to position itself as one of the core group of universal banks that are likely to dominate in this redrawn landscape,” said Jerker Johansson.
Contacts:

UBS Media Relations London	+44-20-75682439
UBS Media Relations New York	+1 212 882 5690
UBS Media Relations Zurich	+41 44 234 85 00
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. UBS is a leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis and developments affecting the availability of funding to us and other financial institutions; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (3) changes in internal risk control and limitations in the

Media Relations 3 October 2008 Page 3 of 3
effectiveness of UBS’s internal processes for risk management, risk control, measurement and modelling, and of financial models generally; (4) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plan and changes will have the effects anticipated; (5) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit spreads and ratings; (6) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (7) management changes and changes to the structure of UBS’s Business Groups; (8) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (9) legislative, governmental and regulatory developments, including the possible imposition of more stringent capital requirements and of direct or indirect regulatory constraints on US’s activities; (10) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (11) competitive pressures; (12)technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

October 3, 2008